EXHIBIT 99.3

TotalEnergies and Veolia Join Forces to Develop CO2-based
Microalgae Cultivation to Produce
Next-generation Biofuels

Paris, July 6, 2021 – TotalEnergies and Veolia have joined forces to accelerate the development of microalgae cultivation using CO2. The two partners will pool their know-how to develop a four-year research project at the La Mède biorefinery, operated by TotalEnergies, with the long-term goal of producing biofuel.

Through photosynthesis, microalgae use sunlight and CO2 from the atmosphere or from industrial processes to grow. When mature, they can be transformed into next-generation biofuels with low carbon intensity.

As part of the project, a test platform will be set up to compare different innovative systems for growing microalgae and identify the most efficient ones.

Veolia will therefore bring its expertise in:

•	the water sector to optimize management of the microalgae's aquatic environment,

•	the development of algal biomass as an effective solution for CO2 capture.

TotalEnergies, in synergy with the business lines at the La Mède site, will bring its expertise in:

•	the cultivation and refining of biomass to produce advanced biofuels,

•	CO2 capture and utilization technologies.

“We are pleased to join forces with Veolia at our La Mède site to accelerate the assessment of microalgae cultivation systems using CO2, in the aim of producing next-generation biofuels. Biofuels will enable TotalEnergies’ clients to reduce their carbon footprint, and thus contribute to the ambition of achieving carbon neutrality by 2050 together with the society,” announced Marie-Noëlle Semeria, Chief Technology Officer at TotalEnergies.

"This unique partnership enables TotalEnergies and Veolia to accelerate the production cycle of a promising alternative energy that is necessary to protect the planet. With this project, Veolia can contribute its technical expertise in optimizing and securing biological treatments to a more global context that will have a positive impact on the ecological transformation. This partnership is an excellent example of the ecological innovation capacities that Veolia wants to offer its customers in response to the climate change,” said Philippe Seberac, Technical and Scientific Director at Veolia.”

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About TotalEnergies Research and Innovation

TotalEnergies deploys its Research and Innovation in the fields of solar and wind energy, storage solutions and hybrid energy systems, distributed energy networks, biofuels, biogas, hydrogen, low-carbon products for alternative mobility, and carbon capture, storage and utilization technologies. TotalEnergies Research and Innovation’s 4,300 employees based in 18 research centers around the world work hand in hand with researchers, students and entrepreneurs who are committed to supporting the energy transition.

About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables, and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 │ presse@totalenergies.com │ @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 │ ir@totalenergies.com

About Veolia

The Veolia Group's ambition is to be the benchmark company for the ecological transition. With operations on every continent and almost 179,000 employees, the Group designs and distributes useful, concrete solutions for the management of water, waste, and energy, which help bring about radical change. Through its three complementary activities, Veolia is growing access to resources, preserving the resources available, and renewing them. In 2020, the Veolia Group provided 95 million people with drinking water and 62 million with sanitation; it generated almost 43 million megawatt hours and recycled 47 million tons of waste. Veolia Environnement (Paris Euronext: VIE) posted consolidated sales of €26.010 billion in 2020.

Veolia Contacts

Media Relations: Laurent Obadia - Edouard de la Loyère I + 33 (0)1 85 57 85 23

Cautionary Note

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